Exhibit (12)

NORWEST FINANCIAL, INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 1999	Years Ended December 31,
		1998	1997	1996	1995	1994
		(Thousands of Dollars)
Net income	$201,054	$238,604	$269,450	$276,331	$267,941	$223,340

Add:
Fixed charges:
Interest including amortization of debt expense	381,620	485,784	401,736	372,859	359,079	259,605
One-third of rentals*	10,163	13,406	12,107	10,748	10,317	9,747

Total fixed charges	391,783	499,190	413,843	383,607	369,396	269,352

Provision for income taxes	112,329	121,668	144,082	148,096	147,873	116,900

Total net earnings, fixed charges and income taxes—"Earnings"	$705,166	$859,462	$827,375	$808,034	$785,210	$609,592

Ratio of earnings to fixed charges	1.80	1.72	2.00	2.11	2.13	2.26

*
One-third of rentals is deemed representative of the interest factor.